[redacted]

14008277

September 30, 2014

Received SEC

SEP 30 2014

Washington, DC 20549

VIA FACSMILIE 703.813.6985
AND EMAIL mumfordj@sec.gov

Jay Mumford
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Offering of Gastrodyne, Inc.

Dear Mr. Mumford:

With respect to the offering statement for the above offering recently sent to you, this offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Very truly yours,

Gastrodyne, Inc.

Marvin P Loeb

Marvin P. Loeb
CHAIRMAN + CEO